VIA EDGAR

April 18, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:          Hawaiian Holdings, Inc.
                Application for Withdrawal of Registration Statement on Form S-3
                Initially filed on December 21, 2009
                (File No. 333-163877)

Ladies and Gentlemen:

We write on behalf of Hawaiian Holdings, Inc., a Delaware corporation (the “Company”). Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission withdraw the Company’s Registration Statement on Form S-3 (File No. 333-163877) (the “Registration Statement”).

The Company filed the Registration Statement to register (i) the resale of a warrant to purchase 758,158 shares of the Company’s common stock (the “Warrant”) held by RC Aviation Management, LLC (the “Selling Securityholder”), and (ii) the resale of 758,158 shares of the Company’s common stock issuable upon exercise of the Warrant.  The Company is making this application for withdrawal because the Warrant expired unexercised on June 1, 2010.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement.

Please provide me with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number is (650) 493-6811.  Please contact me at (650) 493-9300 if you have any questions or comments.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Aaron J. Alter
Aaron J. Alter

cc:                                Hoyt H. Zia, Esq.

Hawaiian Holdings, Inc.